ARTICLES OF CONTINUANCE
Form 7
(Part 1A of the Companies Act)

1	Corporate name	2	Date of incorporation
TEMBEC INC.	July 12, 1972
3	Judicial district within Québec chosen as the company's head-office location
MONTREAL
4	Description of the company's share capital
See Annexes l, 1-A, 1-B, 1-C
5	Limitations on the transfer of shares, if any
See Annexe 2
6	Number (or minimum and maximum number) of directors permissible
Minimum: 5 Maximum:15
7	Limitations imposed on activities, if any
N/A
8	Other provisions
See Annexe 3

For Departmental use only
Date filed	File number

ANNEXE I

TEMBEC INC.

The Company is authorized to issue:

1)	eight million (8,000,000) Class "A" shares, without par value, having the rights, privileges, restrictions and conditions mentioned in Annexe I-A;

2)	ten thousand (10,000) Class "B" shares, with a par value of one hundred dollars ($100) each, having the rights, privileges, restrictions and conditions mentioned in Annexe I-B;

3)	two hundred and fifty thousand (250,000) Class "C" shares, with a par value of one dollar ($1) each, having the rights, privileges, restrictions and conditions mentioned in Annexe I-C.

The issued and outstanding common shares of the Company are now known as Class "A" shares.

The issued and outstanding Class "B" preferred shares of the Company are now known as Class "B" shares.

ANNEXE I-A

CLASS "A" SHARES

The Class "A" shares shall have the following rights, privileges, restrictions and conditions:

VOTING RIGHT

The holders of Class "A" shares shall have the right to vote at all meetings of shareholders except meetings where only holders of specific classes of shares are entitled to vote.

DIVIDEND

Subject to the rights and privileges attached to Class "B" shares and pari passu with Class "C" shares, holders of Class "A" shares have the right to receive any dividend declared by the Company.

REIMBURSEMENT

In the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, the holders of Class "A" shares shall be entitled to receive the remaining property of the Company.

ANNEXE I-B

CLASS "B" SHARES

The Class "B" shares shall have the following rights, privileges, restrictions and conditions:

DIVIDEND

The holders of Class "B" shares shall have the right to receive, out of the funds available for the payment of dividends, as and when declared, a non-cumulative preferential dividend of one per cent (1%) per annum on the capital paid thereon; the dividend shall be paid at the time and in the manner determined by the directors; the dividends on the Class "B" shares shall be payable before any dividend is declared or paid on the Class "A" shares or Class "C" shares or before any funds are set aside for that purpose.

The only participation of the holders of Class "B" shares in the profit of the Company shall consist in the above-mentioned dividend.

REIMBURSEMENT

In the event of liquidation, dissolution, winding-up or other distribution of assets, Class "B" shares shall have priority over Class "A" shares and Class "C" shares regarding the reimbursement of the paid-up capital and the payment of dividends which may be attributable thereto.

VOTING RIGHT

The holders of Class "B" shares shall at no time have any voting rights at meetings of shareholders, nor shall they be entitled to receive notices of meetings or to attend shareholders' meetings.

REDEMPTION OF SHARES

The Company may, at its discretion, redeem all and not less than all the Class "B" shares for an aggregate purchase price of one dollar ($1), according to the following procedure:

Upon notice given as hereinafter provided, the Company may at all times redeem, without the consent of its holders, all the issued and outstanding Class "B" shares upon payment of an aggregate price of one dollar ($1), plus any declared and unpaid dividend thereon.

The Company shall give to each registered holder of Class "B" shares a notice of at least thirty (30) days of its intention to proceed to the redemption of the Class "B" shares. This notice shall be sent by mail to the last known address of the holder of Class "B" shares. Said notice shall indicate to the person to whom it is addressed: the number of Class "B" shares he holds that will be redeemed, the redemption price, the date on which the redemption will take place and the place where the holders can deliver the certificates representing the Class "B" shares to be redeemed, in order to receive the redemption price.

The certificates representing the redeemed Class "B" shares shall be cancelled.

From the redemption date mentioned in the notice, the Class "B" shares called for redemption shall cease to be entitled to receive any dividend and their holders shall not be entitled to exercise any rights relating thereto, except in case of default of payment of the redemption price by the Company upon presentation and delivery of their certificates pursuant to the hereinabove mentioned provisions.

In the event that holders of Class "B" shares called for redemption do not submit for payment the share certificates representing such shares within ten (10) days following the date set for their redemption, the Company may deposit the redemp-tion price of such shares in trust with a recognized trust company, for payment to each holder of said shares upon delivery of their share certificates. Upon said deposit, the shares shall be deemed to be redeemed.

After the above-mentioned deposit has been made in relation to Class "B" shares called for redemption, the rights of such holders shall be limited to the right to receive the amount so deposited to their credit and such holders shall not have any right to participate in the profits or in the assets of the Company, nor to exercise any other rights as holders of the shares so redeemed.

MODIFICATIONS

The Company may create shares ranking pari passu or in priority to the Class "B" shares and the hereinabove provisions relating to the Class "B" shares may be modified at all times without the consent of the holders of Class "B" shares but the Company shall conform to any formalities required by the Companies' Act.

ANNEXE I-C

CLASS "C" SHARES

The Class "C" shares shall have the following rights, privileges, restrictions and conditions:

VOTING RIGHT

The holders of Class "C" shares shall have the right to receive notice of and to attend at all meetings of the shareholders of the Company; however, they shall not have any right to vote at such meetings.

DIVIDEND

Subject to the rights and privileges attached to Class "B" shares, and pari passu with Class "A" shares, the holders of Class "C" shares shall have the right to receive any dividend declared by the Company.

INCREMENT

For the purpose of the present Annexe, the term "INCREMENT" applicable to each Class "C" share shall mean:

The excess, if any, between the book value of Class "A" shares excluding extraordinary items, at the end of the financial year immediately preceding either the date of redemption, the date of retraction or the date of reimbursement, as the case may be, such dates as they are hereinafter defined, and the book value of Class "A" shares, excluding extraordinary items at the end of the financial year immediately preceding either the date of issue of the Class "C" shares, such date to appear on the share certificate, or the date of transfer of the Class "C" shares in the event of a transfer of shares duly authorized as provided in Annexe 2 of the Articles of Continuance (hereinafter called the "DATE OF TRANSFER"), taking into account the most recent date, divided by the number of Class "A" shares and Class "C" shares issued and outstanding on the date of redemption, the date of retraction or the date of reimbursement, as the case may be.

For the purpose of determining the book value of Class "A" shares, Class "B" shares and Class "C" shares shall be deemed to have a value equal to the value of the capital paid thereon. In the event that Class "B" shares shall have been redeemed by the Company, the difference between the capital originally paid on the redeemed Class "B" shares and the redemp-tion price mentioned in Annexe I-B hereof shall be deducted from the book value of the Class "A" shares.

Such book value at the termination of each of the respective financial years shall be determined by the auditors of the Company from the audited financial statements of the Company, duly approved by the shareholders and prepared in accordance with generally accepted accounting principles. This determination shall be made within thirty (30) days following the approval by the shareholders of the audited financial statements of the Company, shall be final and shall not be subject to appeal.

The INCREMENT shall be adjusted with respect to dividends as follows:

a)	there shall be added all dividends declared at the end, or prior to the end, of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and unpaid at said date;

b)	there shall be deducted all dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and paid on or prior to such date;

c)	rights to dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be and unpaid at such date, shall be automatically waived by the holder of the Class "C" shares.

For the purpose of the present Annexe:

i.	"DATE OF REDEMPTION" means the date on which the Company sends a notice for the redemption of Class "C" shares;

ii.	"DATE OF RETRACTION" means the date on which the notice of retraction as hereinafter defined, accompanied with the share certificates representing the Class "C" shares to be retracted, is received by the Company;

iii.	"DATE OF REIMBURSEMENT" means the date on which the share certificates representing the Class "C" shares to be reimbursed are received by the Company.

REIMBURSEMENT

In the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets excluding any payment of dividends, upon receipt by the Company of the certificates for the shares to be reimbursed, the holders of Class "C" shares shall be entitled, before any distribution is made to the holders of Class "A" shares but after distribution to the holders of Class "B" shares, to receive payment for each Class "C" share to be reimbursed, of an amount equal to the total of:

1.	the amount paid thereon;

2.	and the INCREMENT on such share, as determined in accordance with the present Annexe.

(hereinafter called the "REIMBURSEMENT PRICE")

The holders of Class "C" shares shall not be entitled to any further participation in the assets of the Company.

REDEMPTION OF SHARES

Upon termination of employment with the Company, of a holder of Class "C" shares, the Company may, at its discretion, upon sending a notice to that effect, redeem from said holder all and not less than all his Class "C" shares on payment of an amount equal to the applicable redemption price as hereinafter defined. This notice shall be sent by mail to the last known address of the holder of Class "C" shares. Said notice shall indicate to the person to whom it is addressed: the number of Class "C" shares he holds that will be redeemed, the REDEMPTION PRICE and the place where the holders can deliver the certificates representing the Class "C" shares to be redeemed, in order to receive the REDEMPTION PRICE.

If at the DATE OF REDEMPTION a holder of Class "C" shares has been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class "C" shares is because of his death, such holder or his estate, as the case may be, shall receive, subject to the above mentioned terms and conditions, payment for each Class "C" share to be redeemed, of an amount equal to the total of:

1.	the amount paid thereon;

2.	and the INCREMENT on such share, as determined in accordance with the present Annexe.

(hereinafter called the "REDEMPTION PRICE")

Such payment to be made within thirty (30) days after the determination of the above-mentioned PLUS VALUE for the Class "C" shares to be redeemed.

If at the DATE OF REDEMPTION a holder has not been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class "C" shares is not because of his death, such holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class "C" share to be redeemed, of an amount equal to the total of:

1.	the amount paid thereon;

2.	and all dividends declared on the DATE OF REDEMPTION or before the DATE OF REDEMPTION on said Class "C" share and unpaid at the DATE OF REDEMPTION, the holder of the redeemed Class "C" share hereby waiving his right to subsequently receive payment of said dividend on the Class "C" shares redeemed by the Company.

(hereinafter called the "REDEMPTION PRICE")

Such payment to be made within thirty (30) days of the receipt by the Company of the share certificates representing the Class "C" shares to be redeemed.

In the event that the holders of Class "C" shares called for redemption do not submit for payment the share certificates representing such shares within thirty (30) days following the DATE OF REDEMPTION, the Company may deposit the REDEMPTION PRICE of such shares in trust with a recognized trust company, for payment to each holder of said shares upon delivery of their share certificates. Upon said deposit, the shares shall be deemed to be redeemed.

RETRACTION OF SHARES

A holder of Class "C" shares shall have the right, upon sending a notice to that effect to the Company (hereinafter referred to as the "RETRACTION NOTICE"), accompanied by the share certificates representing the Class "C" shares to be retracted, to require the Company to retract all and not less than all of his Class "C" shares on payment of an amount equal to the applicable retraction price as hereinafter defined.

The RETRACTION NOTICE may be given to the Company by the holders of Class "C" shares at any time.

Payment for the Class "C" shares to be retracted shall be made on March 31st of each year, such date hereinafter referred to as the "DATE OF PAYMENT", the first DATE OF PAYMENT being March 31st 1984.

Only the Class "C" shares for which the Company will have received a RETRACTION NOTICE at least thirty (30) days before the DATE OF PAYMENT shall be paid on the DATE OF PAYMENT. The Company shall not take into account the RETRACTION NOTICES received less than thirty (30) days before the DATE OF PAYMENT and shall return, at its cost, such notices and accompanying share certificates to their respective holders at their last known address within ten (10) days of the DATE OF PAYMENT.

For the purposes of the present provisions concerning the retraction privilege, the word "YEAR" shall mean the period extending from March 1st to the last day of February of the following calendar year.

The Company's obligation to retract Class "C" shares shall be limited to fifty thousand (50,000) Class "C" shares per YEAR.

Should the Company receive during a YEAR RETRACTION NOTICES for more than fifty thousand (50,000) Class "C" shares, the Company will have the option to either retract the full number of Class "C" shares for which it has received RETRACTION NOTICES or to retract on a pro rata basis, disregarding fractions, the fifty thousand (50,000) Class "C" shares it is permitted to retract each YEAR.

Should the Company decide to exercise its option to retract the Class "C" shares on a pro rata basis, and only part of the Class "C" shares represented by any certificate is to be retracted, a new share certificate representing the remaining Class "C" shares not retracted by the Company shall be issued and returned to their respective holders to their last known address within thirty (30) days of the DATE OF PAYMENT.

Should the Company decide to exercise such option to retract the Class "C" shares on a pro rata basis, holders whose Class "C" shares were only partially retracted by the Company, will, upon sending a new RETRACTION NOTICE, have priority rights to require the Company to retract in full on subsequent DATE(S) OF PAYMENT the remaining Class "C" shares for which certificates have been returned by the Company, the whole subject to the above-mentioned limit of fifty thousand (50,000) Class "C" shares per YEAR.

Upon full retraction of the Class "C" shares having benefited from priority rights, the Company may proceed to retract in the above-described manner the Class "C" shares to be retracted during the current YEAR, the whole subject to the above mentioned limit of fifty thousand (50,000) Class "C" shares per YEAR, including such Class "C" shares having benefited from priority rights.

If on the DATE OF RETRACTION a holder of Class "C" shares has been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, or if there is termination of employment because of his death, the holder or his estate, as the case may be, shall receive, subject to the above-mentioned terms and conditions, payment, for each Class "C" share to be retracted, of an amount equal to the total of:

1.	the amount paid thereon;

2.	and the INCREMENT on said share, as determined in accordance with the present Annexe.

(hereinafter called the "RETRACTION PRICE")

If on the DATE OF RETRACTION a holder of Class "C" shares has not been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class "C" shares held by him or the DATE OF TRANSFER of the Class "C" shares held by him, taking into account the most recent date, of if there is no termination of employment because of his death, the holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class "C" share to be retracted, of an amount equal to the total of:

1.	the amount paid thereon;

2.	and all dividends declared on said share on the DATE OF RETRACTION or before the DATE OF RETRACTION and unpaid at the DATE OF RETRACTION, the holder of the retracted Class "C" shares waiving his right to subsequently receive payment of said dividend on the Class "C" shares retracted by the Company.

(hereinafter called the "RETRACTION PRICE")

Any retraction of Class "C" shares shall also be subject to the provisions of the Companies Act concerning the retraction by a company of shares of its capital stock.

TERMINATION OF RIGHTS OF THE HOLDERS OF THE SHARES

From and after the DATE OF REDEMPTION, the DATE OF RETRACTION or the DATE OF REIMBURSEMENT, as the case may be, the holders of Class "C" shares shall cease to be entitled to dividends, except such amounts mentioned under sub-paragraph (a) of the paragraph entitled "INCREMENT", and the holders shall not be entitled to exercise any rights in respect of the Class "C" shares except that of receiving the REDEMPTION PRICE, the RETRACTION PRICE or the REIMBURSEMENT PRICE. However, in the case of a pro rata retraction, the rights and privileges of the holders of Class "C" shares not retracted by the Company shall revive retroactively, if and when possible, to the DATE OF RETRACTION, but for the Class "C" shares not retracted only.

DEEMED REDEMPTION, RETRACTION AND REIMBURSEMENT

Upon payment by the Company of the REDEMPTION PRICE, the RETRACTION PRICE or the REIMBURSEMENT PRICE, as the case may be, the Class "C" shares shall be deemed redeemed, retracted or reimbursed, as the case may be.

VETO RIGHTS

The Company may, without the consent of the holders of Class "C" shares, create shares ranking pari passu or in priority with the Class "C" shares; nevertheless, the Company shall not modify any of the above provisions relating to the Class "C" shares, unless such modification shall have been approved by the vote of at least two thirds (2/3) in value of the Class "C" shares represented by their holders at a special general meeting called for considering the same, in addition to such other formalities as may be required by the laws governing the Company.

ANNEXE 2

TRANSFER OF SHARES

Class "C" shares of the Company shall only be transferred to Company employees, and only with the express consent of a majority of the directors expressed by a resolution passed by the Board of Directors of the Company.

If a holder of Class "C" shares wishes to transfer Class "C" shares, he shall send a written notice to that effect to the Company (hereinafter called the "NOTICE OF TRANSFER") stating the number of shares he wishes to transfer, the name of the person in favour of whom the transfer shall be made and the sale price of the shares. The Company shall, if it so desires, proceed to the redemption of the said Class "C" shares by sending a written notice to that effect to its holder within thirty (30) days following receipt of the above-mentioned notice, the provisions mentioned in Annexe I-C hereof concerning the redemption of Class "C" shares shall apply mutatis mutandis with the exception of the redemption price which shall be the lower of the price mentioned in the NOTICE OF TRANSFER or the REDEMPTION PRICE.

ANNEXE 3

BORROWING POWERS OF THE COMPANY

Without restricting the powers conferred unto the Company by the Quebec Companies Act, the Company may from time to time:

a)	borrow money opon the credit of the Company;

b)	issue bonds, debentures or other securities of the Company, and pledge or sell such securities for sums and prices deemed expedient;

c)	notwithstanding the provisions of the Civil Code, hypothecate, mortgage or pledge the moveable or immoveable property, present or future, of the Company to secure all bonds, debentures and other securities, or give part only of such guarantee for such purposes; and constitute the hypothec, mortgage or pledge above-mentioned by trust deed, in accordance with Sections 27 and following of the Special Corporate Powers Act (L.R.Q. 1977, c. P-16), or in any other manner;

d)	hypothecate or mortgage the immoveable property of the Company, or pledge or otherwise affect the moveable property, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of debentures, as well as the payment or performance of any other debt, contract or obligation of the Company;

e)	delegate to one or more persons that they may appoint all or any of the powers hereby conferred upon the directors, to the extent and in the manner that the directors will have determined.

Nothing shall limit or restrict the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

Gouvernement du Québec Ministère des Institutions financières et Coopératives
Direction des compagnies
CERTIFICAT D'ENREGISTREMENT (Partie 1A de la Loi sur les compagnies)

Je certifie par les présentes que chaque

document qui accompagne le prèsent certificat

est une copie authentique de l'original d'un

document concernant

TEMBEC INC.

et qu'il a été enregistré

le 1983 03 23

au libro S-296, folio 90

Le Directeur

Dossier: 1319-9641

TEMBEC INC.

SCHEDULE 1

ARTICLES OF AMENDMENT

The Articles of the Company are hereby amended as follows:

1.	By the redesignation of the issued and outstanding Class A shares as Common shares;
2.	By the redesignation of the authorized but unissued Class A shares as Common shares;
3.	By the cancellation of the Class B Series 1 shares, none of which is issued;
4.	By the cancellation of all the Schedules annexed to the Articles of Continuance confirmed by the Certificate of Continuance issued on March 18, 1983 and to each Articles of Amendment confirmed by Certificates of Amendment issued to the Company on November 25, 1983, November 1, 1984, January 25, 1988, December 13, 1989, June 26, 1991, August 16, 1994 and January 7, 2000;
5.	By replacing all the above-mentioned schedules by Schedules 1-A, 1-B, 1-B2, 1-B3, 1-B4, 1-C, 2 and 3 attached hereto to form part hereof;

in order that, henceforth, the authorized share capital of the Company be as follows:

an unlimited number of Common shares, without par value;
an unlimited number of Class B shares, issuable in series, all without par value;
an unlimited number of Class B Series 2 shares;
1,875,000 Class B Series 3 shares, 625,000 of which have been redeemed, leaving a balance of 1,250,000 Class B Series 3 shares;
9,103,710 Class B Series 4 shares; and
250,000 Class C shares, having a par value of $1.00 each,

having the rights, privileges, restrictions and conditions as described in Schedules 1-A, 1-B, 1-B2, 1-B3, 1-B4, 1-C, 2 and 3 attached hereto to form part hereof; and

The following articles of the Company are hereby confirmed:
Section 3. of the Articles of Continuance indicating the judicial district where the head office is situated as being the District of Montreal; and
Section 6. of the Articles of Continuance indicating the number or minimum and maximum numbers of directors as being: Minimum: 5; Maximum: 15.

February 2, 2000	Tembec Inc.	Page 1 of 36

Schedule 1-A

Common Shares

1.	The Company is authorized to issue an unlimited number of Common shares, all without par value, carrying the following rights, privileges, restrictions and conditions:

	1.1	Voting Right

The holders of Common shares shall have the right to receive notice of, attend and vote at all meetings of shareholders except meetings where only holders of specific classes of shares are entitled to vote.

	1.2	Dividends

Subject to the rights and privileges attached to Class B shares and pari passu with Class C shares, holders of Common shares have the right to receive any dividend declared by the Company.

	1.3	Reimbursement

In the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, the holders of Common shares shall be entitled to receive the remaining property of the Company.

February 2, 2000	Tembec Inc.	Page 2 of 36

Schedule 1-B

Class B Shares

1.	The Company is authorized to issue an unlimited number of Class B shares, all without par value, that may be issued in series, carrying the following rights, privileges, restrictions and conditions:

	1.1	Issuance in Series

The Class B shares may be issued in series and the Board of Directors of the Company may, from time to time, determine the amount and designation, the rights, privileges (including the privileges of conversion and exchange), restrictions and conditions attached to the Class B shares of each series subject to the restrictions, if any, provided in the articles of the Company.

	1.2	Dividends

The holders of any series of Class B shares shall be entitled to receive, preferentially to holders of Common shares and holders of any other class of shares ranking after the Class B shares, when and as declared by the Board of Directors of the Company, dividends in the amount specified or determined in accordance with the rights, privileges, restrictions and conditions attached to the particular series of which the Class B shares are part.

	1.3	Liquidation

In the event of the liquidation, dissolution or winding up of the Company or other distribution of its property or assets, the holders of Class B shares shall be entitled to receive, prior to any amount being paid or any assets being distributed to holders of Common shares and holders of any other class ranking after the Class B shares, in respect of the shares of each of the series of Class B shares, any amount stipulated in the articles of the Company as being payable pursuant to such liquidation, dissolution or winding up of the Company as reimbursement of the issued and paid-up share capital, premiums and any accrued and unpaid dividends, including cumulative dividends, declared or not.

February 2, 2000	Tembec Inc.	Page 3 of 36

1.4	Voting Right

Unless as otherwise expressly provided for in the articles of the Company, as regards any series of Class B shares, the holders of Class B shares shall not, as such, have any right to receive notice of, attend, or vote at any meeting of the shareholders; however, notwithstanding the foregoing, during any shareholders meeting where holders of Class B shares must or may, according to the Companies Act (Quebec) ("QCA"), vote separately as a class or series, each holder of Class B shares of any series shall be entitled to one vote per Class B share held.

1.5	Articles of Amendment

Except as otherwise provided for in the articles of the Company, any shareholders meeting at which holders of Class B shares must or may, according to the QCA, vote separately as a class or series, shall be called or conducted in accordance with the by-laws of the Company; however, no amendment or abrogation of the provisions of such by-laws after the date of the first issuance of Class B shares shall apply to the calling of and conduct of Class B shareholders meeting voting separately as a category or series, unless such amendment or abrogation be approved by ordinary resolution of the holders of Class B shares voting separately as a class.

February 2, 2000	Tembec Inc.	Page 4 of 36

Schedule 1-B2

Class B Series 2 Shares

1.	The Company is authorized to issue an unlimited number of Class B Series 2 shares, all without par value, carrying in addition to the rights, privileges, restrictions and conditions attached to the Class B shares as a class, the following rights, privileges, conditions and restrictions:

	1.1	Voting Right

Other then the cases provided for by the Companies Act (Quebec) ("QCA"), the Class B Series 2 shares shall not confer on their holders the right to receive notice of, attend or vote at the meetings of the shareholders of the Company.

	1.2	Retraction

Subject to section 1.3 hereof, a holder of Class B Series 2 shares may require the Company, commencing on June 26, 2011, to redeem such shares, in whole or in part, within a delay of thirty (30) days from the receipt of a request to that effect. The price of each share shall be equal to the amount paid for the share at the time of its issue, to which shall be added the amount of any unpaid dividend which has been declared;

subject to requirements of solvency provided by section 123.54 of the QCA or as soon as they may be complied with, the Company must pay the agreed price to the holder who presents himself at its head office or who delivers his Class B Series 2 share certificates duly endorsed at the proper time. If the holder requests a partial redemption, the Company shall then issue, at no cost, a new certificate representing the balance of shares which the holder retains; and

upon the purchase and payment of the shares, the Company shall reduce its share capital as provided by section 123.51 of the QCA.

	1.3	Retraction subject to certain events

A holder of Class B Series 2 shares may require the Company, in any one of the following events, to redeem such shares, in whole or in part, within a delay of thirty (30) days following the receipt of a request to that effect, if, at any time, more than 50% of the outstanding voting shares of the Company or more than half of the assets of the Company are held by a business or businesses acting together under the terms of a written agreement, by a person or persons acting together under the terms of a written agreement, or by another legal entity or legal entities under the terms of a written agreement and which does not or do not have its or their head offices in Quebec or does not or do not reside in Quebec;

February 2, 2000	Tembec Inc.	Page 5 of 36

the price of each share shall be equal to the amount paid for the share at the time of its issue, to which shall be added the amount of any unpaid dividend which has been declared;

subject to requirements of solvency provided by section 123.54 of the QCA or as soon as they may be complied with, the Company must pay the agreed price to the holder who presents himself at its head office or who delivers his Class B Series 2 share certificates duly endorsed at the proper time. If the holder requests a partial redemption, the Company shall then issue, at no cost, a new certificate representing the balance of shares which the holder retains; and

upon the purchase and payment of the shares, the Company shall reduce its share capital as provided by section 123.51 of the QCA.

1.4	Redemption

The Company may, upon written notice given to each of the holders of shares of this series at the address specified in the holders of shares of this series at the address specified in the books of the Company and sent at least fifteen (15) days prior to the date or redemption indicated in such notice, at any time redeem all or part of the shares of such series then outstanding by paying, in respect of each such share, an amount equal to the paid-up capital on each such share, plus any unpaid dividend which has been declared. Commencing on the date specified in such notice, each of the said shares shall be deemed to have been redeemed and cancelled and the holders of such shares shall have no other right in respect thereof than to be paid in accordance with this section.

1.5	Dividends

The shares of this series confer on their holder the right to receive, when it is declared, an annual preferred non-cumulative dividend determined by multiplying:

1.5.1 the fraction obtained by dividing:

February 2, 2000	Tembec Inc.	Page 6 of 36

1.5.1.1	the amount in cash dividend declared by the Board of Directors as being payable on the Common shares of the Company;

by;

1.5.1.2	the number obtained by multiplying;

	1.5.1.2.1	the number of Common shares issued and outstanding as at the date of declaration of the dividend of the Common shares;

by;

	1.5.1.2.2	the price at the closing of the Montreal exchange, obtained for the sale of a Common share as at the date indicated in section 1.5.1.2.1 by;

1.5.2 the paid-up capital of all the Class B Series 2 shares,

payable at the date or the dates determined by the Board of Directors. No dividend other than the aforementioned shall be paid to the holders of shares.

1.6	Liquidation

In the event of winding-up, dissolution or the distribution of assets of the Company, the holders of this Series shall have the right to receive for their shares, an amount equal to the capital paid on such shares, to which shall be added, as the case may be, the amount of any unpaid dividend which has been declared. Upon payment of the aforementioned sum, the holders of the shares of this Series shall have no further right to participate in the distribution of the assets of the Company.

February 2, 2000	Tembec Inc.	Page 7 of 36

Schedule 1-B3

Class B Series 3 Shares

1.	The Company is authorized to issue a number of 1,250,000 Class B Series 3 Shares and any Class B Series 3 share redeemed by the Company may not be reissued. The 1,250,000 Class B Series 3 shares of the Company, all without par value, shall carry, in addition to the rights, privileges, restrictions and conditions attached to the Class B shares as a class, the following rights, privileges, conditions and restrictions:

	1.1	Issue price

The issue price of the Class B Series 3 shares shall be $16 per share.

	1.2	Voting right

Other than the cases provided for by the Companies Act (Quebec) ("QCA"), the holders of shares of this series shall not have any right to receive notice of, attend or vote at the meetings of the shareholders of the Company.

	1.3	Dividends

		1.3.1	The holders of record of the shares of this series shall be entitled to receive, when and as declared by the Board of Directors, fixed non-cumulative preferential, monthly dividends at the rate of 0.5% of the amount paid thereon per share per month and no more. If said dividends or any part thereof are not declared in any month on the said Class B Series 3 shares then the rights of the holders thereof to such dividends or to the part of such dividend not declared for such month shall be forever extinguished.

		1.3.2	Each dividend on the Class B Series 3 shares shall be paid to the registered holders appearing on the books of the Company at the close of business on such day (which shall not be more than ten (10) days preceding the day fixed for payment of such dividend) as may be determined from time to time by the Board of Directors.

February 2, 2000	Tembec Inc.	Page 8 of 36

	1.3.3	Cheques of the Company payable at par at any branch of the Company's bankers in Canada shall be issued in respect of such dividends (less any taxes required to be deducted) and the mailing of such a cheque to any holder shall satisfy the dividend represented thereby unless the cheque be not paid on presentation thereof.

1.4	Redemption

	1.4.1	The Company may redeem in the manner hereinafter provided, at any time during the period beginning on the date of their issue and ending on the fifth (5th) anniversary of their issue, all or, from time to time, any part of the outstanding Class B Series 3 shares on payment to the holders thereof, for each such share to be redeemed, of the amount paid thereon together with all dividends declared thereon and unpaid.

	1.4.2	The Company may redeem in the manner hereinafter provided, at any time during the period beginning on the day following the fifth (5th) anniversary of their issue and ending on September 30, 2003 all or, from time to time, any part of the outstanding Class B Series 3 shares on payment to the holders thereof, for each such share to be redeemed, of an amount equal to the greater of (i) the amount paid thereon and (ii) the Current Value (as defined hereinafter) on the date of redemption, together, in each case, with all dividends declared thereon and unpaid.

	1.4.3	The Company shall be required to redeem all the issued and outstanding Class B Series 3 shares on October 1, 2003 at a price per share equal to the greater of (i) the amount paid thereon and (ii) the Current Value, together with all dividends declared thereon and unpaid.

	1.4.4	Subject to 1.4.5, the redemption price of the Class B Series 3 shares shall be satisfied in cash where the Current Value is $16 or less. Where the Current Value exceeds $16 per share, the redemption price of the Class B Series 3 shares may, at the option of the Company, be satisfied, in whole or in part, in cash or in Common shares or a combination thereof on the basis, in respect of the payment by way of the issue of Common shares, of a number of Common shares equal to the quotient of the portion of the redemption price to be satisfied by the issue of Common shares divided by the Market Value (as defined hereinafter).

	1.4.5	If, in the case of a redemption which takes place after the first (1st) anniversary of the issue of Class B Series 3 shares in respect of which the redemption price is required, in accordance with 1.4.4, to be satisfied entirely in cash, the payment in cash of the redemption price, in whole or in part, would contravene a provision of applicable law, the articles of the Company or an undertaking of the Company the breach of which could have a material adverse effect on the Company, its assets, its prospects, its business or its financial condition, the Company will issue, in satisfaction of said portion of the redemption price which it may not so pay in cash, a number of Common shares equal to the quotient of such redemption price, or part thereof, divided by the Market Value.

February 2, 2000	Tembec Inc.	Page 9 of 36

1.4.6	The Company shall not issue fractional shares in satisfaction of the redemption price but in lieu thereof shall, in respect of any fractional share, pay a cash adjustment equal to the Market Value of such fractional share.

1.4.7	Before redeeming any Class B Series 3 shares, the Company shall mail to each person who, at the close of business on the business day preceding the date of mailing, is a registered holder of shares to be redeemed notice (the "redemption notice") of the intention of the Company to redeem such shares held by such registered holder. The redemption notice shall be mailed by ordinary prepaid post addressed to the last address of such holder as it appears on the books of the Company or, in the event of the address of any such holder not so appearing on the books of the Company, then to the last known address of such holder, at least thirty (30) days before the date specified for redemption. The redemption notice shall set out the redemption price, the manner in which it was calculated, the manner of payment, the date on which redemption is to take place (the "date of redemption") and, if part only of the shares held by the person to whom it is addressed is to be redeemed, the number of such shares to be so redeemed.

1.4.8	If part only of the then outstanding Class B Series 3 shares is at any time to be redeemed, the shares to be redeemed shall be redeemed pro rata disregarding fractions; if part only of the Class B Series 3 shares represented by any certificate(s) is redeemed, a new certificate for the balance shall be issued at the expense of the Company; any shares so redeemed shall not be reissued and shall be cancelled.

1.4.9	On and after the date of redemption, the Company shall pay or cause to be paid to or to the order of the registered holders of shares to be redeemed the redemption price of the shares, on presentation and surrender of the certificates for the shares so called for redemption at the registered office of the Company or at such other place or places as may be specified in the redemption notice, and the certificates for such shares shall thereupon be cancelled. From and after the date of redemption, the Class B Series 3 shares called for redemption shall be deemed to have been redeemed and the holders of Class B Series 3 shares called for redemption shall cease to be entitled to dividends or any other participation in the assets of the Company or to exercise any of the rights of shareholders in respect thereof, except to receive the redemption price, unless payment of the redemption price shall not be made by the Company in accordance with the foregoing provisions, in which case the rights of the holders of shares in respect of which the redemption price has not been satisfied shall remain unaffected until such payment.

February 2, 2000	Tembec Inc.	Page 10 of 36

	1.4.10	On or before the date of redemption, the Company shall have the right to deposit the cash portion of the redemption price of the Class B Series 3 shares called for redemption in a special account with any chartered bank or trust company named in the redemption notice to be paid, without interest, to or to the order of the respective holders of such shares upon presentation and surrender of the certificate(s) representing the same. Any interest received or receivable on any such deposit shall belong to the Company.

The holders of Class B Series 3 shares called for redemption shall have the right, on the date of redemption, to receive, against presentation and surrender of the certificates representing the Class B Series 3 shares redeemed (i) out of the moneys so deposited, without interest, the cash portion of the redemption price with respect to their respective shares and (ii) certificate(s) representing Common shares issuable in payment of the redemption price, registered in the name of the holder of the Class B Series 3 shares redeemed.

	1.4.11	The holder of Class B Series 3 shares to be redeemed and in respect of which the redemption price is satisfied, in whole or in part, in Common shares, shall be deemed to have become a holder of Common shares for all purposes on the date of redemption notwithstanding any delay in the delivery of the certificate(s) representing the Common shares issuable in payment of the redemption price.

1.5	Adjustment

	1.5.1	The Reference Number shall be subject to adjustment from time to time as follows:

		1.5.1.1	outstanding Common shares by way of a stock dividend or other distribution on the Common shares (other than an issue of shares to shareholders pursuant to their exercise of options to receive dividends in the form of Common shares in lieu of Dividends Paid in the Ordinary Course) (any such event being herein called a "Common Share Reorganization"), unless the holders of Class B Series 3 shares are entitled to participate in such Common Share Reorganization as though their shares had been redeemed for Common shares immediately prior to its effective date or record date, then the Reference Number will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common shares are determined for the purpose of the Common Share Reorganization by multiplying the Reference Number in effect immediately prior to such effective date or record date by a fraction, the numerator of which will be the number of Common shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities convertible into or exchangeable for Common shares are distributed, the number of Common shares that would have been outstanding had all such securities been converted into or exchanged for Common shares on such effective date or record date) and the denominator of which will be the number of Common shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization.

February 2, 2000	Tembec Inc.	Page 11 of 36

"Dividends Paid in the Ordinary Course" means dividends paid on the Common shares in any financial year of the Company, whether in (1) cash, or (2) shares of the Company, (3) or rights, options or warrants to purchase any shares, property or other assets of the Company (but excluding rights, options or warrants referred to in 1.5.1.1 (iii) or 1.5.1.3), or (4) in property or other assets of the Company in each case to the extent that the amount or value of such dividends in the aggregate does not exceed the greater of:

(i)	150% of the aggregate amount or value of dividends paid by the Company on the Common shares in its immediately preceding financial year; or

(ii)	100% of the consolidated net income of the Company (before extraordinary items but after dividends payable on all shares ranking prior to or on a parity with the Common shares with respect to the payment of dividends) for its immediately preceding financial year, determined in accordance with generally accepted accounting principles;

February 2, 2000	Tembec Inc.	Page 12 of 36

and for the purpose of the foregoing where any dividend is paid, otherwise than in cash, any securities, property or other assets so distributed by way of dividend shall be valued at the fair market value of such securities, property or other assets, as the case may be, as determined by the Board of Directors, which determination shall be conclusive.

1.5.1.2	If the Company issues rights, options or warrants to all or substantially all the holders of the outstanding Common shares entitling them, for a period expiring not more than forty-five (45) days after the record date for such issue (for the purposes of 1.5.1.2, the "Rights Period"), to subscribe for or purchase Common shares (or securities convertible into or exchangeable for Common shares) at a price per share (or at a conversion price per share or exchange price per share, as the case may be, in case of securities convertible into or exchangeable for Common shares) less than 95% of the Market Value prevailing on such record date (any such event being herein called a "Rights Offering"), unless the holders of Class B Series 3 shares are entitled to participate in such Rights Offering as though their shares had been redeemed for Common shares immediately prior to such record date, the Reference Number in effect on the record date shall be adjusted immediately after the end of the Rights Period to a number determined by multiplying the Reference Number in effect immediately prior to the end of the Rights Period by a fraction:

	1.5.1.2.1	the numerator of which will be the number of Common shares outstanding (or the number of Common shares which would be outstanding if all the convertible or exchangeable securities were converted into or exchanged for Common shares during the Rights Period), after giving effect to the Rights Offering and including the number of Common shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering; and

	1.5.1.2.2	the denominator of which will be the aggregate of:

a) the number of Common shares outstanding as of the record date for the Rights Offering; and

February 2, 2000	Tembec Inc.	Page 13 of 36

b) a number of Common shares determined by dividing (1) the product of the number of Common shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering (or the number of Common shares for which or into which the securities so offered for purchase or subscription could have been exchanged or converted, as the case may be, during the Rights Period) and the price at which such Common shares are offered, or the conversion or exchange price of such securities convertible into or exchangeable for Common shares, as the case may be, by (2) the Market Value as of the record date for the Rights Offering.

The holder of any Class B Series 3 shares redeemed during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period for the Rights Offering will, in addition to the redemption price to which that holder would otherwise be entitled upon such redemption, be entitled to an additional redemption price equal to the amount by which, if any, the redemption price obtained by using the Reference Number as adjusted for such Rights Offering pursuant to this subsection exceeds the redemption price obtained by using the Reference Number in effect immediately prior to the end of the Rights Period. The additional Common shares issued in satisfaction of such additional redemption price will be deemed to have been issued to the holder of Class B Series 3 shares redeemed immediately following the end of the Rights Period and a certificate for such additional Common shares and the cash portion, as the case may be, of such additional redemption price will be delivered to such holder within fifteen (15) business days following the end of the Rights Period.

Once the right to convert or exchange the underlying securities in Common shares is expired, the Reference Number shall be adjusted immediately after such expiry date in accordance with the foregoing to take into account only such number of Common shares actually delivered.

1.5.1.3	If the Company distributes to all or substantially all the holders of the outstanding Common shares, (i) securities of the Company, including rights, options or warrants to acquire securities of the Company or any of its property or assets and including evidences of indebtedness or (ii)any property or other assets, including evidences of indebtedness, and if such issuance or distribution does not constitute a Dividend Paid in the Ordinary Course, a Common Share Reorganization or a Rights Offering (any such non-excluded event being herein called a "Special Distribution"), unless the holders of Class B Series 3 shares are entitled to participate in such Special Distribution as though their shares had been redeemed for Common shares immediately prior to the record date for such Special Distribution (for the purpose of 1.5.1.3, the "Record date"), the Reference Number will be adjusted effective immediately after the record date to a number determined by multiplying the Reference Number in effect on such record date by a fraction:

February 2, 2000	Tembec Inc.	Page 14 of 36

	1.5.1.3.1	the numerator of which will be the product of the number of Common shares outstanding on such record date and the Market Value on such record date; and

	1.5.1.3.2	the denominator of which will be:

a) the product of the number of Common shares outstanding on such record date and the Market Value on such record date; less

b) the fair market value, as determined by the Board of Directors (whose determination will be conclusive), to the holders of Common shares of such securities or property or other assets so issued or distributed in the Special Distribution.

To the extent that any Special Distribution is not so made, the Reference Number will be readjusted effective immediately to the Reference Number which would then be in effect based upon such securities or property or other assets as actually distributed.

1.5.1.4	If the purchase price provided for in any rights, options or warrants (the "Rights Offering Price") referred to in subsections 1.5.1.2 or 1.5.1.3 is decreased, the Reference Number will forthwith be changed so as to increase the Reference Number to the Reference Number that would have been obtained if the adjustment to the Reference Number made under subsections 1.5.1.2 or 1.5.1.3, as the case may be, with respect to such rights, options or warrants had been made on the basis of the Rights Offering Price as so decreased, provided that the terms of this subsection will not apply to any decrease in the Rights Offering Price resulting from terms in any such rights, options or warrants designed to prevent dilution except to the extent that the resulting increase in the Reference Number under this subsection would be greater than the increase, if any, in the Reference Number to be made under the terms of this section by virtue of the occurrence of the event giving rise to such decrease in the Rights Offering Price.

February 2, 2000	Tembec Inc.	Page 15 of 36

	1.5.1.5	If any reclassification or other change is made in the outstanding Common shares, which reclassification or change does not constitute a Common Share Reorganization or a Capital Reorganization, the Reference Number shall be adjusted in such manner as the Board of Directors determines to be appropriate.

1.5.2	If and whenever there is a reclassification of the Common shares at any time outstanding or a change of the Common shares into other shares or into other securities or other capital reorganization of the Company (other than a Common Share Reorganization), or a consolidation or merger or amalgamation of the Company with or into another company or other entity (other than a consolidation, amalgamation or merger which does not result in any reclassification of the outstanding Common shares or a change of the Common shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another company or other entity in which the holders of Common shares are entitled to receive shares, other securities or other property (any such event being herein called a "Capital Reorganization"), the holder of Class B Series 3 shares redeemed after the effective date of such Capital Reorganization and in respect of which the redemption price is not satisfied, in whole or in part, in cash shall receive and shall accept for the same aggregate consideration, in lieu of the number of Common shares to which such holder was previously entitled upon such redemption, the aggregate number of shares or other securities or property of the Company or of the company continuing or resulting from such Capital Reorganization that such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, he had been the registered holder of the number of Common shares which immediately therefore the holder would have received upon redemption of Class B Series 3 shares. The Company will take all steps necessary to ensure that the holders of Class B Series 3 shares shall thereafter be entitled to receive such number of shares or other securities or property of the Company or of the company continuing or resulting from such Capital Reorganization. Appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Schedule 1-B3 with respect to the rights and interests thereafter of holders of Class B Series 3 shares to the end that the provisions set forth in this Schedule 1-B3 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the redemption of Class B Series 3 shares.

February 2, 2000	Tembec Inc.	Page 16 of 36

1.5.3	In any case in which section 1.5.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Company may defer, until the occurrence of such event, paying to the holder of any Class B Series 3 shares redeemed after such record date and before the occurrence of such event, the redemption price payable upon such redemption by reason of the adjustment required by such event; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such redemption price upon the occurrence of such event and the right to receive any distributions made on Common shares to be issued in satisfaction of such redemption or declared in favour of holders of record of such Common shares on and after the date of redemption.

1.6	Rules regarding Calculation of Adjustment

The following rules and procedures shall be applicable to adjustments made pursuant to section 1.5.1:

	a)	Any Common shares owned by or held for the account of the Company shall be deemed not to be outstanding.

	b)	The adjustments provided for in section 1.5.1 are cumulative and will be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this section.

	c)	No adjustment in the Reference Number shall be required unless such adjustment would result in a change of at least one percent in the then prevailing Reference Number; provided, however, that any adjustments which, except for this provision, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

	d)	No adjustment in the Reference Number will be required upon the exercise from time to time of options under the Company's Stock Option Plan and the Employees Share Purchase Plan for management and/or employees of the Company or the Company's Long Term Incentive Plan, as they may be amended from time to time, or any other similar plan.

February 2, 2000	Tembec Inc.	Page 17 of 36

e)	In the absence of a resolution of the Board of Directors fixing a record date for a stock dividend or other distribution constituting a Common Share Reorganization or for a Rights Offering or Special Distribution, the Board of Directors shall be deemed to have fixed as the record date therefor the date on which such dividend is paid or such other distribution is made or such Rights Offering or Special Distribution is effected.

f)	If at any time a dispute arises with respect to adjustments provided for in section 1.5.1, such dispute will be conclusively determined by the Company's auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the Board of Directors and any such determination will be binding upon the Company, the transfer agents and shareholders of the Company; such auditors or accountants will be given access to all necessary records of the Company. If any such determination is made, the Company will deliver a certificate to the holders of Class B Series 3 shares concerned describing such determination.

g)	If the Company sets a record date to determine the holders of Common shares for the purpose of entitling them to receive any dividend or distribution or set a record date to take any other action and thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Reference Number shall be made.

1.7	Retraction

	1.7.1	Subject to the provisions of applicable law and to the Articles of the Company, holders of Class B Series 3 shares shall have the right to require that the Company redeem all or any part of their Class B Series 3 shares at a price per share determined in accordance with 1.4.1 and 1.4.2, as the case may be, (the "retraction price") in the event that there is (1) a consolidation or merger or amalgamation of the Company with or into another company or other entity (other than a consolidation, amalgamation or merger (i) with a direct or indirect subsidiary of the Company or (ii) which would not in connection therewith entitle the holders of Common shares to receive shares, other securities or other property) or (2) a transfer of the undertakings or assets of the Company in its entirety or substantially in its entirety to another company or other entity in which the holders of Common shares are entitled to receive shares, other securities or other property (the "Retraction Event").

	1.7.2	The retraction price of the Class B Series 3 shares shall be satisfied as provided in 1.4.4 and 1.4.5.

February 2, 2000	Tembec Inc.	Page 18 of 36

		1.7.3	At least 45 days prior to the effective date of the Retraction Event, the Company shall give the holders of Class B Series 3 shares a notice (the "right of retraction notice"), in the manner provided in 1.4.7, of their right to exercise their retraction privilege on the date specified (which shall be no later than 15 days prior to the effective date of the Retraction Event) (the "date of retraction").

		1.7.4	Any holder of Class B Series 3 shares wishing to exercise his retraction privilege shall, at least fifteen (15) days prior to the date of retraction, deposit the certificate or certificates representing the Class B Series 3 shares that he wishes to have redeemed, together with a notice specifying the number of shares to be redeemed, with the transfer agent; such deposit shall then be irrevocable, except to the extent that the Company omits to redeem the shares so deposited. If part only of the Class B Series 3 shares represented by any certificate(s) is redeemed, a new certificate shall be issued at the expense of the Company; any shares so redeemed shall not be reissued and shall be cancelled.

		1.7.5	1.4.8 to 1.4.11, inclusively shall apply mutatis mutandis when Class B Series 3 shares are redeemed pursuant to this 1.7.

2.	Liquidation

	2.1	In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs (hereinafter collectively called "liquidation and distribution"), the holders of the Class B Series 3 shares shall be entitled to receive, before any distribution of any part of the assets of the Company among the holders of any shares of any other class, an amount equal to the redemption price per share which would have been paid if such shares had been redeemed on the effective date of the liquidation distribution, together with all dividends declared thereon and unpaid and no more.

3.	Articles of Amendment

	3.1	The Company may, from time to time, pass a by-law authorizing Articles of Amendment to alter or modify the terms attaching to the Class B Series 3 shares; but no Articles of Amendment for such purpose shall be filed with the Inspector General of Financial Institutions until such by-law has been approved, in addition to the approval by holders of other classes of shares required by the provisions of the QCA, by at least two-thirds (2/3) of the votes cast at a special general meeting of holders of the then outstanding Class B Series 3 shares duly called for considering the said by-law.

February 2, 2000	Tembec Inc.	Page 19 of 36

4.	Definitions

	4.1	For the purposes of this Schedule 1-B3:

		4.1.1	"Market Value" shall mean the weighted average price per share of the Common shares of the capital stock of the Company (the "Common shares") for the twenty (20) consecutive trading days ending on the fifth (5th) trading day before the applicable date (which shall be the date of sending of the redemption notice or the right of retraction notice, as the case may be, unless the context suggests otherwise) on The Montreal Exchange and The Toronto Stock Exchange.

		4.1.2	"Current Value" shall mean the product of (i) Market Value and (ii) the Reference Number.

		4.1.3	"Reference Number" shall mean one, subject to the adjustments provided in 1.5.1.

		4.1.4	"Business day" shall mean any day excluding Saturday, Sunday and any other day which in Montreal or in Toronto is a legal holiday.

		4.1.5	"Redemption notice" shall have the meaning ascribed thereto in 1.4.7.

		4.1.6	"Date of redemption" shall have the meaning ascribed thereto in 1.4.7.

		4.1.7	"Right of retraction notice" shall have the meaning ascribed thereto in 1.7.3.

February 2, 2000	Tembec Inc.	Page 20 of 36

Schedule 1-B4

Class B Series 4 Shares

1.	The Company is authorized to issue a limited number of 9,103,710 Class B Series 4 shares and any Class B Series 4 share redeemed by the Company may not be reissued. The 9,103,710 Class B Series 4 shares of the Company, all without par value, shall carry, in addition to the rights, privileges, restrictions and conditions attached to the Class B shares as a class, the following rights, privileges, restrictions and conditions:

	1.1	Issue Price

The issue price of a Class B Series 4 share shall be $1 per share.

	1.2	Voting Right

Subject to the provisions of the Companies Act (Quebec) ("QCA"), the Class B Series 4 shares shall not confer on their holders the right to receive notice of, attend, or vote at the meetings of the shareholders of the Company.

	1.3	Dividends

		1.3.1	The registered shareholders of this series shall be entitled to receive, to the extent that such dividend is declared by the directors, a fixed, preferred, non-cumulative monthly dividend of $0.005 per share and nothing more.

This dividend shall not be cumulative, such that for a given month, the directors, at their entire discretion, may refrain from declaring it or only declare part of it, in which case the right of the holders of Class B Series 4 shares to a dividend for that month or the part of such dividends not declared for that month shall be permanently extinguished. No interest shall be payable on declared and unpaid dividends.

		1.3.2	Each dividend on the Class B Series 4 shares shall be paid to the registered holder appearing on the Company's books at the close of business on the date (which shall fall within the 10 days prior to the date established for the payment of such dividend) that the Board of Directors may determine from time to time.

February 2, 2000	Tembec Inc.	Page 21 of 36

	1.3.3	Cheques of the Company payable at par at any branch of the Company's bankers in Canada shall be drawn in respect of these dividends (after deducting any tax that must be deducted) and the mailing of such a cheque to a holder shall constitute payment of the dividend it represents unless the cheque is dishonoured on presentation.

1.4	Redemption

	1.4.1	Subject to the provisions of the QCA, the Company shall be entitled, at its option, upon a resolution of the Board of Directors, to redeem unilaterally, at any time, all or, on occasion, part of the Class B Series 4 shares then outstanding by giving notice and upon payment of the redemption price hereinafter described, the whole in accordance with the following terms and conditions:

		1.4.1.1	the Company shall deliver to any person who, on the date the notice defined below is sent, is a holder of Class B Series 4 shares, a written notice of redemption or shall mail such notice to the holder's last address according to the Company's books or, in the event that the holder's address does not appear therein, to the holder's last known address; this notice shall inform its recipient of the redemption, the payment method and the number of shares to be redeemed and specify the redemption date;

		1.4.1.2	the Company shall pay the holders of Class B Series 4 shares in respect of each such share redeemed, a sum of $1 (the "Redemption Value") plus the amount of any declared and unpaid dividend thereon at the time of redemption, it being expressly agreed that this Redemption Value shall be payable, at the Company's option, in accordance with the provisions of subparagraph 1.4.1.3;

		1.4.1.3	the Redemption Value shall be payable, at the Company's option, in whole or in part, in cash or by issuing Common shares of the Company or a combination of the two on the basis, with respect to payment in the form of Common shares of the Company, equal to the quotient of (i) the portion of the Redemption Value that will be paid by issuing Common shares of the Company and (ii) the market value of a Common share of the Company, it being understood that the market value shall be deemed to represent the weighted average trading price of the Company's Common shares on the Toronto Stock Exchange during the twenty (20) consecutive trading days ending on the fifth (5th) trading day immediately preceding the date the notice of redemption is sent;

February 2, 2000	Tembec Inc.	Page 22 of 36

1.4.1.4	from the redemption date, the Company shall pay or ensure payment to the registered holders of the shares to be redeemed, or to their order, the redemption price of the shares, upon presentation and delivery of share certificates thus called for redemption at the Company's head office or at any other place that may be indicated in the notice of redemption, and the share certificates shall then be cancelled. From the redemption date, the Class B Series 4 shares called for redemption shall be deemed to have been redeemed and the holders of Class B Series 4 shares called for redemption shall cease to be entitled to the dividends or to any interest in the Company's assets and may no longer exercise any of the shareholders' rights in their regard, with the exception of the right to receive the redemption price, unless the redemption price is not paid by the Company in accordance with the foregoing provisions, in which case the rights of the shareholders in respect of which the redemption price has not been paid shall remain unchanged until this payment;

1.4.1.5	the holder of the Class B Series 4 shares to be redeemed and in respect of which the redemption price is paid, in whole or in part, in Common shares, shall be deemed to have become a holder of Common shares for all intents and purposes on the redemption date, regardless of any delay in the delivery of the certificate or certificates attesting to the Common shares issued for payment of the redemption price; and

1.4.1.6	in the case of partial redemption, the shares to be redeemed shall be chosen according to the method prescribed by resolution of the Board of Directors, either in proportion to the number of Class B Series 4 shares held by each holder respectively, without considering fractions, or in any other manner with the unanimous consent of the Class B Series 4 shareholders. If only a part of the Class B Series 4 shares attested by any certificate is redeemed, a new certificate for the remaining shares shall be issued at the Company's expense, and the shares thus redeemed shall not be reissued and shall be cancelled.

February 2, 2000	Tembec Inc.	Page 23 of 36

1.4.2	Subject to the provisions of the QCA and to the extent that it does not cause a default of the Company under the terms of the contracts and financial instruments binding the Company, any registered holder of Class B Series 4 shares may require, at his option, at any time from September 30, 2009, that the Company redeem all or, on occasion, part of the Class B Series 4 shares that he holds in the capital stock of the Company, the whole in accordance with the following terms and conditions:

	1.4.2.1	any such holder shall deliver a written notice to the Secretary of the Company, indicating the number of Class B Series 4 shares to be redeemed and the details of any certificate attesting them;

	1.4.2.2	subject to the financial tests prescribed in the QCA and to the extent that it does not cause a default of the Company under the terms of the contracts and financial instruments binding the Company, within thirty (30) days of receipt of such redemption request and certificates, the Company shall pay to any such holder the Redemption Value plus the amount of any declared and unpaid dividend thereon at the time of redemption, it being expressly agreed that this Redemption Value shall be payable, at the Company's option, in cash or in Common shares of the Company in accordance with the provisions of subparagraph 1.4.1.3 or a combination of the two. However, if due to non-compliance with these financial tests or because such redemption would cause a default under the terms of the contracts and financial instruments binding the Company, the latter cannot pay all or part of the purchase price in cash, the redemption price or such part of the redemption price shall be payable in Common shares of the Company;

	1.4.2.3	from the date of payment of all or the first part of the redemption price, the Class B Series 4 shares thus redeemed, at their holder's option, shall be cancelled irrevocably and any such holder shall then cease to benefit from the rights inherent thereto.

1.4.3	In the event of the liquidation of the Company, the holders of Class B Series 4 shares shall be entitled to an interest limited to the Redemption Value of such shares plus the amount of any declared and unpaid dividend thereon, this interest having prior claim over any interest of any holder of any other class of shares.

February 2, 2000	Tembec Inc.	Page 24 of 36

1.4.4	The Company may, from time to time, adopt a special resolution authorizing articles of amendment amending the conditions of the Class B Series 4 shares, but no request to obtain articles of amendment for this purpose shall be deposited as long as this special resolution has not been approved, in addition to the approval by the holders of any other class of shares required by the provisions of the QCA, by at least two thirds (2/3) of the votes cast at a Special General Meeting of the holders of Class B Series 4 shares then outstanding, duly convened to study this special resolution.

February 2, 2000	Tembec Inc.	Page 25 of 36

Schedule 1-C

Class C Shares

1.	The Company is authorized to issue a number of 250,000 Class C shares, having a par value of $1.00 each, which can only be issued to employees of the Company, carrying the following rights, privileges, restrictions and conditions:

	1.1	Voting right

The holders of Class C shares shall have the right to receive notice of and to attend at all meetings of the shareholders of the Company; however, they shall not have any right to vote at such meetings.

	1.2	Dividends

Subject to the rights and privileges attached to Class B shares, and pari passu with Common shares, the holders of Class C shares shall have the right to receive any dividend declared by the Company.

	1.3	Increment

For the purpose of the present Schedule 1-C, the term "increment" applicable to each Class C share shall mean:

The excess, if any, between the book value of Common shares excluding extraordinary items, at the end of the financial year immediately preceding either the date of redemption, the date of retraction or the date of reimbursement, as the case may be, such dates as they are hereinafter defined, and the book value of Common shares, excluding extraordinary items at the end of the financial year immediately preceding either the date of issue of the Class C shares, such date to appear on the share certificate, or the date of transfer of the Class C shares in the event of a transfer of shares duly authorized as provided in Schedule 2 of the present Articles of Amendment (hereinafter called the "date of transfer"), taking into account the most recent date, divided by the number of Common shares and Class C shares issued and outstanding on the date of redemption, the date of retraction or the date of reimbursement, as the case may be.

February 2, 2000	Tembec Inc.	Page 26 of 36

For the purpose of determining the book value of Common shares, Class B shares and Class C shares shall be deemed to have a value equal to the value of the capital paid thereon. In the event that Class B shares shall have been redeemed by the Company, the difference between the capital originally paid on the redeemed Class B shares and the redemption price mentioned in Schedule 1-C hereof shall be deducted from the book value of the Common shares.

Such book value at the termination of each of the respective financial years shall be determined by the auditors of the Company from the audited financial statements of the Company, duly approved by the shareholders and prepared in accordance with generally accepted accounting principles. This determination shall be made within thirty (30) days following the approval by the shareholders of the audited financial statements of the Company, shall be final and shall not be subject to appeal.

The INCREMENT shall be adjusted with respect to dividends as follows:

1.3.1	there shall be added all dividends declared at the end, or prior to the end, of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and unpaid at said date;

1.3.2	there shall be deducted all dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be, and paid on or prior to such date;

1.3.3	rights to dividends declared after the end of the financial year immediately preceding the date of redemption, the date of retraction or the date of reimbursement, as the case may be and unpaid at such date, shall be automatically waived by the holder of the Class C shares.

For the purpose of the present Schedule:

i)	"date of redemption" means the date on which the Company sends a notice for the redemption of Class C shares;

February 2, 2000	Tembec Inc.	Page 27 of 36

ii)	"date of retraction" means the date on which the notice of retraction as hereinafter defined, accompanied with the share certificates representing the Class C shares to be retracted, is received by the Company;

iii)	"date of reimbursement" means the date on which the share certificates representing the Class C shares to be reimbursed are received by the Company.

1.4	Reimbursement

In the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets excluding any payment of dividends, upon receipt by the Company of the certificates for the shares to be reimbursed, the holders of Class C shares shall be entitled, before any distribution is made to the holders of Common shares but after distribution to the holders of Class B shares, to receive payment for each Class C share to be reimbursed, of an amount equal to the total of:

1.4.1	the amount paid thereon;

1.4.2	and the increment on such share, as determined in accordance with the present Schedule 1-C;

(hereinafter called the "reimbursement price")

The holders of Class C shares shall not be entitled to any further participation in the assets of the Company.

1.5	Redemption of shares

Upon termination of employment with the Company, of a holder of Class C shares, the Company may, at its discretion, upon sending a notice to that effect, redeem from said holder all and not less than all his Class C shares on payment of an amount equal to the applicable redemption price as hereinafter defined. This notice shall be sent by mail to the last known address of the holder of Class C shares. Said notice shall indicate to the person to whom it is addressed: the number of Class C shares he holds that will be redeemed, the redemption price and the place where the holders can deliver the certificates representing the Class C shares to be redeemed, in order to receive the redemption price.

If at the date of redemption a holder of Class C shares has been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class C shares is because of his death, such holder or his estate, as the case may be, shall receive, subject to the above mentioned terms and conditions, payment for each Class C share to be redeemed, of an amount equal to the total of:

February 2, 2000	Tembec Inc.	Page 28 of 36

1.5.1	the amount paid thereon;

1.5.2	and the increment on such share, as determined in accordance with the present Schedule 1-C;

(hereinafter called the "redemption price")

Such payment to be made within thirty (30) days after the determination of the above-mentioned plus value for Class C shares to be redeemed.

If at the date of redemption a holder has not been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him or the date of transfer of the Class C shares held by him, taking into account the most recent date, or if termination of employment of the holder of Class C shares is not because of his death, such holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class C share to be redeemed, of an amount equal to the total of:

1.5.3	the amount paid thereon;

1.5.4	and all dividends declared on the date of redemption or before the date of redemption on said Class C share and unpaid at the date of redemption, the holder of the redeemed Class C share hereby waiving his right to subsequently receive payment of said dividend on the Class C shares redeemed by the Company.

(hereinafter called the "redemption price")

Such payment to be made within thirty (30) days of the receipt by the Company of the share certificates representing the Class C shares to be redeemed.

In the event that the holders of Class C shares called for redemption do not submit for payment the share certificates representing such shares within thirty (30) days following the date of redemption, the Company may deposit the redemption price of such shares in trust with a recognized trust company, for payment to each holder of said shares upon delivery of their share certificates. Upon said deposit, the shares shall be deemed to be redeemed.

February 2, 2000	Tembec Inc.	Page 29 of 36

1.6	Retraction of shares

A holder of Class C shares shall have the right, upon sending a notice to that effect to the Company (hereinafter referred to as the "retraction notice"), accompanied by the share certificates representing the Class C shares to be retracted, to require the Company to retract all and not less than all of his Class C shares on payment of an amount equal to the applicable retraction price as hereinafter defined.

The retraction notice may be given to the Company by the holders of Class C shares at any time.

Payment for the Class C shares to be retracted shall be made on March 31st of each year, such date hereinafter referred to as the "date of payment", the first date of payment being March 31st 1984.

Only the Class C shares for which the Company will have received a retraction notice at least thirty (30) days before the date of payment shall be paid on the date of payment. The Company shall not take into account the retraction notices received less than thirty (30) days before the date of payment and shall return, at its cost, such notices and accompanying share certificates to their respective holders at their last known address within ten (10) days of the date of payment.

For the purposes of the present provisions concerning the retraction privilege, the work "year" shall mean the period extending from March 1st to the last day of February of the following calendar year.

The Company's obligation to retract Class C shares shall be limited to fifty thousand (50,000) Class C shares per year.

Should the Company receive during a year retraction notices for more than fifty thousand (50,000) Class C shares, the Company will have the option to either retract the full number of Class C shares for which it has received retraction notices or to retract on a pro rata basis, disregarding fractions, the 50,000 Class C shares it is permitted to retract each year.

February 2, 2000	Tembec Inc.	Page 30 of 36

Should the Company decide to exercise its option to retract the Class C shares on a pro rata basis, and only part of the Class C shares represented by any certificate is to be retracted, a new share certificate representing the remaining Class C shares not retracted by the Company shall be issued and returned to their respective holders to their last known address within thirty (30) days of the date of payment.

Should the Company decide to exercise such option to retract the Class C shares on a pro rata basis, holders whose Class C shares were only partially retracted by the Company, will, upon sending a new retraction notice, have priority rights to require the Company to retract in full on subsequent date(s) of payment the remaining Class C shares for which certificates have been returned by the Company, the whole subject to the above-mentioned limit of fifty thousand (50,000) Class C shares per year.

Upon full retraction of the Class C shares having benefited from priority rights, the Company may proceed to retract in the above-described manner the Class C shares to be retracted during the current year, the whole subject to the above mentioned limit of fifty thousand (50,000) Class C shares per year, including such Class C shares having benefited from priority rights.

If on the date of retraction a holder of Class C shares has been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him or the date of transfer of the Class C shares held by him, taking into account the most recent date, or if there is termination of employment because of his death, the holder or his estate, as the case may be, shall receive, subject to the above-mentioned terms and conditions, payment, for each Class C share to be retracted, of an amount equal to the total of:

1.6.1	the amount paid thereon;

1.6.2	and the increment on said share, as determined in accordance with the present Schedule.

(hereinafter called the "retraction price")

If on the date of retraction a holder of Class C shares has not been in the employ of the Company during a continuous period of at least three (3) years since either the date of issue of the Class C shares held by him or the date of transfer of the Class C shares held by him, taking into account the most recent date, of if there is no termination of employment because of his death, the holder shall receive, subject to the above-mentioned terms and conditions, payment, for each Class C share to be retracted, of an amount equal to the total of:

February 2, 2000	Tembec Inc.	Page 31 of 36

	1.6.3	the amount paid thereon;

	1.6.4	and all dividends declared on said share on the date of retraction or before the date of retraction and unpaid at the date of retraction, the holder of the retracted Class C shares waiving his right to subsequently receive payment of said dividend on the Class C shares retracted by the Company. (hereinafter called the "retraction price")

Any retraction of Class C shares shall also be subject to the provisions of the Companies Act (Quebec) concerning the retraction by a company of shares of its capital stock.

1.7	Termination of rights of the holders of the shares

From and after the date of redemption, the date of retraction or the Date of reimbursement, as the case may be, the holders of Class C shares shall cease to be entitled to dividends, except such amounts mentioned under sub-paragraph 1.3.1 of the paragraph entitled "INCREMENT", and the holders shall not be entitled to exercise any rights in respect of the Class C shares except that of receiving the redemption price, the retraction price or the reimbursement price. However, in the case of a pro rata retraction, the rights and privileges of the holders of Class C shares not retracted by the Company shall revive retroactively, if and when possible, to the date of retraction, but for the Class C shares not retracted only.

1.8	Deemed redemption, retraction and reimbursement

Upon payment by the Company of the redemption price, the retraction price or the reimbursement price, as the case may be, the Class C shares shall be deemed redeemed, retracted or reimbursed, as the case may be.

February 2, 2000	Tembec Inc.	Page 32 of 36

1.9	Veto Rights

The Company may, without the consent of the holders of Class C shares, create shares ranking pari passu or in priority with the Class C shares; nevertheless, the Company shall not modify any of the above provisions relating to the Class C shares, unless such modification shall have been approved by the vote of at least two thirds(2/3) in value of the Class C shares represented by their holders at a special general meeting called for considering the same, in addition to such other formalities as may be required by the laws governing the Company.

February 2, 2000	Tembec Inc.	Page 33 of 36

Schedule 2

Transfer of Shares

Transfer of Class C Shares

Class C shares of the Company shall only be transferred to Company employees and only with the express consent of a majority of the directors expressed by a resolution passed by the Board of Directors of the Company.

If a holder of Class C shares wishes to transfer Class C shares, he shall send a written notice to that effect to the Company (hereinafter called the "notice of transfer") stating the number of shares he wishes to transfer, the name of the person in favour of whom the transfer shall be made and the sale price of the shares. The Company shall, if it so desires, proceed to the redemption of the said Class C shares by sending a written notice to that effect to its holder within thirty (30) days following receipt of the above-mentioned notice, the provisions mentioned in Schedule 1-C hereof concerning the redemption of Class C shares shall apply mutatis mutandis with the exception of the redemption price which shall be the lower of the price mentioned in the notice of transfer or the redemption price.

Transfer of Common and Class B Shares

There are no restrictions to the transfer of Common shares and Class B shares of the Company.

February 2, 2000	Tembec Inc.	Page 34 of 36

Schedule 3

Borrowing Powers of the Company

Without restricting the powers conferred unto the Company by the Companies Act (Quebec), the Company may from time to time:

a)	borrow money upon the credit of the Company;

b)	issue bonds, debentures or other securities of the Company, and pledge or sell such securities for sums and prices deemed expedient;

c)	notwithstanding the provisions of the Civil Code, hypothecate, mortgage or pledge the moveable or immoveable property, present or future, of the Company to secure all bonds, debentures and other securities, or give part only of such guarantee for such purposes; and constitute the hypothec, mortgage or pledge above-mentioned by trust deed, in accordance with Sections 27 and following of the Special Corporate Powers Act (R.S.Q. 1977, c. P-16), or in any other manner;

d)	hypothecate or mortgage the immoveable property of the Company, or pledge or otherwise affect the moveable property, or give all such guarantees, to secure the payment of loans made otherwise than by the issue of debentures, as well as the payment or performance of any other debt, contract or obligation of the Company;

e)	delegate to one or more persons that they may appoint all or any of the powers hereby conferred upon the directors, to the extent and in the manner that the directors will have determined.

Nothing shall limit or restrict the borrowing of money by the Company on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Company.

February 2, 2000	Tembec Inc.	Page 35 of 36

TEMBEC INC.

INDEX

Schedule 1	Articles of Amendment	page 1

Schedule 1-A	Common Shares	page 2

Schedule 1-B	Class B Shares	page 3

Schedule 1-B2	Class B Series 2 Shares	page 5

Schedule 1-B3	Class B Series 3 Shares	page 8

Schedule 1-B4	Class B Series 4 Shares	page 21

Schedule 1-C	Class C Shares	page 26

Schedule 2	Transfer of Shares	page 34

Schedule 3	Borrowing Powers of the Company	page 35

February 2, 2000	Tembec Inc.	Page 36 of 36